Exhibit 12

BERKSHIRE HATHAWAY INC.

Calculation of Ratio of Consolidated Earnings to Consolidated Fixed Charges

(Dollars in millions)

	Six Months Ended June 30, 2015	Year Ended December 31,
		2014	2013	2012	2011	2010
Net earnings attributable to Berkshire Hathaway shareholders	$9,177	$19,872	$19,476	$14,824	$10,254	$12,967
Income tax expense	4,153	7,935	8,951	6,924	4,568	5,607
Earnings attributable to noncontrolling interests	163	298	369	488	492	527
(Earnings) loss from equity method investments	130	33	255	—	—	(50)
Dividends from equity method investments	—	—	—	—	—	20
Fixed charges	2,163	3,882	3,386	3,304	3,219	3,084

Earnings available for fixed charges	$15,786	$32,020	$32,437	$25,540	$18,533	$22,155

Fixed charges
Interest expense, including amortization	$1,842	$3,253	$2,801	$2,744	$2,664	$2,558
Rentals representing interest and capitalized interest	321	629	585	560	555	526

	$2,163	$3,882	$3,386	$3,304	$3,219	$3,084

Ratio of earnings to fixed charges	7.30x	8.25x	9.58x	7.73x	5.76x	7.18x